SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notification of voting rights pursuant to Art. 25a, Sec. 1 WpHG We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on December 18, 2014:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 12.12.2014

6. Total amount of voting rights: 4.88% (equals 5503094 voting rights) calculated from the following total number of voting rights issued: 112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 1.26% (equals 1418319 voting rights) thereof held indirectly: 1.26% (equals 1418319 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG: 0.96% (equals 1083479 voting rights) thereof held indirectly: 0.96% (equals 1083479 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG: 2.66% (equals 3001296 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity: Expiration date: 19.12.2014

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity: Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 28.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 04.12.2019

Furthermore we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on December 18, 2014:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 12.12.2014

6. Total amount of voting rights: 4.88% (equals 5503094 voting rights) calculated from the following total number of voting rights issued: 112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 1.26% (equals 1418319 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG: 0.96% (equals 1083479 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG: 2.66% (equals 3001296 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity: Expiration date: 19.12.2014

ISIN or name/description of the financial/other instrument: Physically Settled Put Option Maturity: Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 28.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 04.12.2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	December 22, 2014	By:	/s/ Martin Goetzeler
			Name:	Martin Goetzeler
			Title:	President and CEO